Filed by Circle Acquisition Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Circle Internet Financial Limited

Concord Acquisition Corp

(Commission File No. 001-39770)

Our Journey to Become a National Digital Currency Bank

Since our founding, Circle has been animated by the idea that a new global economic system could be built on an internet-native foundation -- open, global and interoperable public internet infrastructure for the storage and transmission of value, and ultimately for the intermediation of capital more broadly.  In our founding documents, we envisioned that we could build a global digital currency bank, one that enabled frictionless, instant and nearly free payments that combined fiat reserve currencies with open, permissionless blockchains, and eventually building on these open networks to support new forms of capital formation and intermediation.

Over the past eight years, the capabilities of digital currency and blockchain infrastructure have evolved tremendously. Their long-term positive impact on the world has become increasingly palpable, as reflected in heightened engagement with leading financial regulators around the world.

Launched just three years ago, USDC has grown to become an important infrastructure for the new digital currency enabled financial system. From the outset, Circle, in partnership with Coinbase and through the Centre Consortium, designed USDC to conform with stringent U.S. money transmission supervisory and regulatory standards.

Now, with USDC at more than $27.5 billion in circulation, and building on our long-standing commitment to trust, transparency and accountability in the dollar-denominated reserves backing USDC, we are setting out to become a U.S. Federally-chartered national commercial bank.

Circle intends to become a full-reserve national commercial bank, operating under the supervision and risk management requirements of the Federal Reserve, U.S. Treasury, OCC, and the FDIC. We believe that full-reserve banking, built on digital currency technology, can lead to not just a radically more efficient, but also a safer, more resilient financial system.

We are embarking on this journey alongside the efforts of the top U.S. financial regulators, who through the President’s Working Group on Financial Markets are seeking to better manage the risks and opportunities posed by large-scale private-sector dollar digital currencies.  In the coming years, we anticipate that USDC will grow into hundreds of billions of dollars in circulation, continue to support trillions of dollars in low-friction, high-trust economic activity and become widely used in financial services and internet commerce applications.  Establishing national regulatory standards for dollar digital currencies is crucial to enabling the potential of digital currencies in the real economy, including standards for reserve management and composition.

Since inception, USDC reserves have been bound by the permissible investment rules under state money transmission regulations, which is how we are regulated today. These rules, and Centre’s standards, are designed to protect consumers and ensure 1:1 dollar liquidity.  To give the market additional reassurance beyond the fact of our regulatory supervision, we have consistently and voluntarily published monthly independent third-party attestations as to the sufficiency of the USDC reserves. Moreover, we recently expanded these attestations to include details on the composition of USDC reserves, including the credit quality of the underlying assets. You can see from our latest attestation that USDC reserves are made up of cash, cash equivalents, and other high quality investment-grade assets all issued within the United States rather than offshore, and consistent (of course) with the requirements of our regulators.

However, market observers have correctly focused attention not just on reserve sufficiency and credit quality, but also on fundamental questions of liquidity, including liquidity in times of intense demand to redeem USDC.

In the commercial banking sector, the global standards for liquidity are based on Basel III, with standards to ensure that banks can provide 1:1 dollar liquidity to depositors even during extremely-rare high-stress periods, with sustained large outflows for a full 30 days. Basel III mandates that banks must maintain sufficient High Quality Liquid Assets (HQLAs) to ensure they can meet the liquidity demands of such a stress situation. Basel III defines the Liquidity Coverage Ratio (LCR) as the amount of HQLAs on a bank’s balance sheet divided by the expected net outflows in a 30 day stress case, and mandates that banks maintain their LCR above 100%. You can read more about Basel III standards and the details of these definitions with the Bank for International Settlements (BIS).

Circle has always held ourselves to the highest of regulatory standards, to ensure that a dollar exchanged into USDC is safe. As such, we have always exceeded, and will continue to exceed, the bank-grade LCR and HQLA requirements under Basel III. As we move towards national bank-level regulatory supervision we will begin to publish information about the fundamental liquidity of USDC and our liquidity coverage under Basel III.  Similarly, as specific national supervisory standards for dollar digital currencies emerge from the President’s Working Group, we will proactively work with our national regulatory counterparts on the ultimate commercial adoption of new dollar digital currency standards.

As the role of digital currency evolves to become one of the foundational elements of low-friction, high-trust payments and financial services on the internet, so too must the duty of care.  Since Circle’s founding, we have prioritized responsible financial services innovation and constructive engagement with regulators and public authorities in the U.S. and around the world.  We look forward to this next chapter in not just our own evolution into becoming a national commercial bank, but the broader evolution in regulatory standards for global digital currency banking and financial markets.

Important Information and Where to Find It

In connection with the proposed transaction between Circle Internet Financial Limited (“Circle”) and Concord Acquisition Corp (“Concord”), Circle Acquisition Public Limited Company (the “Company”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement of Concord in connection with Concord’s solicitation of proxies for the vote by Concord’s shareholders with respect to the proposed transaction and a prospectus of Circle. Concord also will file other documents regarding the proposed transaction with the SEC.  This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and the proxy statement/prospectus, each which have not yet become effective and the information contained therein is subject to change, together with all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.  Investors and security holders will be able to obtain free copies of the registration statement proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Circle and Concord through the website maintained by the SEC at www.sec.gov or by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

Participants in the Solicitation

Concord, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 20, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transactions is set forth in the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Circle’s intention to become a full-reserve national commercial bank, potential benefits of full-reserve banking built on digital currency technology, expectations regarding the growth of USDC, plans to publish information about liquidity of USDC and liquidity coverage, and plans to work with regulatory bodies. These statements are based on various assumptions and on the current expectations of Concord’s and Circle’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and Circle. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which Circle operates; the outcome of legal proceedings or other disputes to which Circle, Concord and/or the Company is or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Circle and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and Circle’s expectations, plans or forecasts of future events and views as of the date of this communication. Concord and Circle anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and Circle may elect to update these forward-looking statements at some point in the future, Concord and Circle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or Circle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.